Exhibit (a)(1)(ix)

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of ten days to allow for further deposits of securities.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions, please contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Neither this document nor the Original Offer to Purchase and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such state to be designated by Offeror.

April 14, 2022

THIRD NOTICE OF EXTENSION

by 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of

Viston United Swiss AG

in respect of the

OFFER TO PURCHASE

all of the issued and outstanding Common Shares

of

Petroteq Energy Inc.

at a price of $0.74 in cash per Common Share

2869889 Ontario Inc. (the “Offeror”), an indirect, wholly-owned subsidiary of Viston United Swiss AG (“Viston”), has prepared this Third Notice of Extension (the “Third Notice of Extension”) and hereby gives notice that it is further extending the Expiry Time set forth in the offer to purchase dated October 25, 2021 (the “Original Offer to Purchase”), as modified by the notice of variation and extension dated February 1, 2022 (the “First Notice of Variation and Extension”), and as modified by the notice of extension dated February 24, 2022 (the “Second Notice of Extension”) on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (“Petroteq”), which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as amended by this Third Notice of Extension) upon the exercise, exchange or conversion of the Options (as defined in the Offer), the Warrants (as defined in the Offer), the Convertible Debentures (as defined in the Offer) and any securities of Petroteq that are exercisable or exchangeable for or convertible into Common Shares after the date hereof, but before the Expiry Time. The Original Offer to Purchase, as modified by the First Notice of Variation and Extension, the Second Notice of Extension and this Third Notice of Extension, is referred to herein as the “Offer”.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2022 (the “Expiry Time”), unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

This Third Notice of Extension should be read in conjunction with the Original Offer to Purchase and the accompanying take-over bid circular dated October 25, 2021 (the “Original Circular” and together with the Original Offer to Purchase as modified by the First Notice of Variation and Extension and the Second Notice of Extension, the “Original Offer to Purchase and Circular”). The Original Offer to Purchase and Circular and this Third Notice of Extension together constitute the “Offer to Purchase and Circular”. Except as otherwise set forth in this Third Notice of Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Third Notice of Extension mean the Original Offer to Purchase as amended and extended thereby and hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or Original Offer to Purchase and Circular as amended thereby and hereby. Unless the context requires otherwise, capitalized terms used in this Third Notice of Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer and receive the Offer price of $0.74 per Common Share. Shareholders who wish to accept the Offer must properly complete and execute the original Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the original Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders holding Common Shares in certificated form are advised to contact the Depositary prior to sending their Letter of Transmittal and certificates in order to confirm documentation that will be required to validly accept such tenders. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the original Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. The original Letter of Transmittal and original Notice of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Original Offer to Purchase, as amended by the First Notice of Variation and Extension, the Second Notice of Extension and this Third Notice of Extension. Shareholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with COVID-19 protocols then in effect.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Depositary and Information Agent, whose contact details are provided on the back cover of this document. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent and are available on SEDAR at www.sedar.com and from the SEC at www.sec.gov. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

All cash payments under the Offer will be made in Canadian dollars. However, a Shareholder can elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that, in respect of the cash payment under the Offer, the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Original Circular and “Certain United States Federal Income Tax Considerations” in Section 17 of the Original Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that the Depositary and Information Agent for the Offer and some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE OFFEROR HAS FILED WITH THE SEC A TENDER OFFER STATEMENT ON SCHEDULE TO, AND EXPECTS TO MAIL THIS THIRD NOTICE OF EXTENSION TO SHAREHOLDERS CONCERNING THE OFFER. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, ORIGINAL OFFER TO PURCHASE AND CIRCULAR, THIRD NOTICE OF EXTENSION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE OFFEROR WILL BE AVAILABLE FREE OF CHARGE FROM THE OFFEROR. YOU SHOULD DIRECT REQUESTS FOR DOCUMENTS TO THE DEPOSITARY AND INFORMATION AGENT, KINGSDALE ADVISORS, THE EXCHANGE TOWER, 130 KING ST W, SUITE #2950, TORONTO, ONTARIO, M5X 1K6, CANADA, TELEPHONE IN NORTH AMERICA TOLL-FREE: 1-866-581-1024. TO OBTAIN TIMELY DELIVERY, SUCH DOCUMENTS SHOULD BE REQUESTED NOT LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRY DATE.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS, CONVERTIBLE DEBENTURES AND OTHER CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and is not made for any convertible securities (including, without limitation, Options, Warrants and Convertible Debentures). Holders of Options, Warrants, Convertible Debentures or other convertible securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the convertible securities in order to obtain certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such convertible securities will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Convertible Securities of exercising or converting such securities are not described in either Section 16 of the Original Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 17 of the Original Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise or convert their Convertible Securities.

CURRENCY

All references to “$” in the Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated. On October 22, 2021, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2357. On April 14, 2022, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2601.

THIRD NOTICE OF EXTENSION

April 14, 2022

TO:	THE HOLDERS OF COMMON SHARES OF PETROTEQ

This Third Notice of Extension supplements the Original Offer to Purchase and Circular.

As set out in this Third Notice of Extension, the Offeror has extended the Expiry Time of the Offer to 5:00 p.m. (Toronto Time) on June 17, 2022.

Except as otherwise set forth in this Third Notice of Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Third Notice of Extension should be read in conjunction with the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Third Notice of Extension mean the Original Offer to Purchase as amended and extended thereby and hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or the Original Offer to Purchase and Circular as amended thereby and hereby. Unless the context requires otherwise, capitalized terms used in this Third Notice of Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

1.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Toronto time) on April 14, 2022 to 5:00 p.m. (Toronto time) on June 17, 2022, unless the Offer is further extended, accelerated or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Original Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Toronto time) on June 17, 2022, or such earlier or later time or times, and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

The Offer has been extended in order to allow additional time for the Offeror to obtain the CFIUS Clearance (as defined and discussed further below under Section 6(c) – “Recent Developments – Regulatory Matters”).

In addition, all references to the “initial deposit period” in the Original Offer to Purchase and Circular shall take into account this extension of the Expiry Time beyond 105 days and all references to “5:00 p.m. (Toronto time) on April 14, 2022” in the Letter of Transmittal and Notice of Guaranteed Delivery are deemed to be deleted in their entirety and replaced with “5:00 p.m. (Toronto time) on June 17, 2022”.

If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than ten days after the date of such announcement. See Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”. Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer.

If the CFIUS Clearance has not been obtained by June 17, 2022, the Offeror may extend the Offer through one or more extensions until the date on which the CFUIS Clearance is obtained.

2.	Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

3.	Conditions of the Offer

All conditions contained in Section 4 of the Original Offer to Purchase, “Conditions of the Offer” (as amended by the First Notice of Variation and Extension) remain unchanged.

4.	Take-Up of and Payment for Deposited Common Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Original Offer to Purchase, “Conditions of the Offer” (as amended by the First Notice of Variation Extension, the Second Notice of Extension and this Third Notice of Extension), have been satisfied or waived by the Offeror, the Offeror will immediately take up the Common Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for Common Shares taken up under the Offer promptly but, in any event, not later than two business days after the Common Shares are taken up. In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for an additional period of at least ten days following the expiry of the initial deposit period (the “mandatory 10–day extension period”) and may further extend the deposit period after the expiration of the mandatory 10-day extension period (“Optional Extension Periods”). The mandatory 10-day extension period and any Optional Extension Periods will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act of 1934. The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period.

5.	Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

6.	Recent Developments

(a)	Second Notice of Extension

On February 24, 2022, the Offeror announced and filed the Second Notice of Extension extending the time for acceptance of the Original Offer to Purchase until 5:00 p.m. (Toronto time) on April 14, 2022, and issued a corresponding news release: (i) providing a regulatory update with respect to filings made and to be made with CFIUS; (ii) announcing the extension of the Offer; and (iii) providing an update on the Common Shares tendered to the Offer prior to the Second Notice of Extension. The time for acceptance of the Original Offer to Purchase was extended in order to allow additional time for the Offer to obtain the CFIUS Clearance as discussed below in Section 6(c) – “Recent Developments – Regulatory Matters”.

On February 25, 2022, Petroteq announced its acknowledgment of the Second Notice of Extension and the related news release and confirmed its willingness to assist Viston with the CFIUS filings.

(b)	Communications Between Petroteq and the Offeror

On March 1, 2022, representatives of the Offeror and Petroteq engaged in confidential discussions in respect of the Offer including, but not limited to, Petroteq’s share capitalization, its outstanding convertible securities and related exercises and conversions, the status of each individual Petroteq Board member’s tender to the Offer, and regulatory matters, in particular with respect to the parties preparing the joint CFIUS Notice for filing.

(c)	Regulatory Matters

Following the discussion between representatives of the Offeror and Petroteq, the Offeror’s U.S. counsel engaged with representatives of Petroteq in order to prepare the CFIUS Notice. Further to the CFIUS Declaration filed by the Offeror, the CFIUS Notice includes additional required information in respect of Petroteq provided by Petroteq. On April 6, 2022, the Offeror and Petroteq pre-filed the CFIUS Notice with CFIUS. Viston and the Offeror currently expect that the parties will submit the CFIUS Notice formally to CFIUS by the end of April and that CFIUS will begin its review shortly thereafter. Assuming CFIUS begins its review in late April or early May, Viston and the Offeror currently expect that CFIUS’s 45-day review period will end by mid-June.

Given the additional time required in order to pursue the CFIUS Clearance, the Offer has been extended as set out and discussed above under Section 1 – “Time for Acceptance – Extension of the Offer”.

(d)	Petroteq Change in Status to Foreign Private Issuer

On March 15, 2022, Petroteq announced a change in its status to a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act, and Rule 3b-4 under the U.S. Exchange Act, pursuant to a determination by Petroteq management that less than 50% of Petroteq’s outstanding voting securities were held of record by residents of the United States as of February 28, 2022 (being the last business day of its most recent fiscal quarter). Petroteq also disclosed exemptions from, and changes to, its disclosure requirements as a result of the change in its status to a “foreign private issuer”.

(e)	Founder, Former Chairman and CEO of Petroteq, Mr. Alex Blyumkin, Supports the Offer

On March 29, 2022, Petroteq announced that it had been advised by its founder, former Chairman and CEO, Mr. Alex Blyumkin, that he supports the Offer and has tendered Common Shares to the Offer.

(f)	Large Petroteq Shareholder Tenders Common Shares to the Offer

On April 11, 2022, Petroteq announced that one of its largest shareholders, Cantone Asset Management, LLC and its affiliates, had tendered more than 100 million Common Shares to the Offer. Petroteq also announced the issuance to Cantone Asset Management, LLC of (i) a US$300,000 principal amount convertible debenture of Petroteq, and (ii) 2,500,000 transferable common share purchase warrants, pursuant to an irrevocable subscription originally announced by Petroteq on July 13, 2021. Petroteq reported that (i) the delay in closing was as a result of it waiting for the required approval of the TSX-V, which included a condition that the dealer compensation of options to purchase 625,000 Common Shares of Petroteq does not proceed, and (ii) closing of this transaction would not change number of issued and outstanding shares of Petroteq on a fully-diluted basis.

(g)	Changes in Petroteq Share Capital

As previously indicated, the Offer is being made only for Common Shares and is not made for any Options, Warrants or Convertible Debentures or other convertible securities.

Since the commencement of the Offer, Petroteq has disclosed the issuance of additional Common Shares, as well as convertible securities and/or contractual obligations to issue additional Common Shares. In particular, and based solely on information contained in Petroteq’s quarterly report on Form 10-Q for the quarter ended November 30, 2021 as filed with the SEC and on SEDAR on January 19, 2022 (the “Form 10-Q”), as of November 30, 2021:

a.	646,053,821 Common Shares were issued and outstanding;

b.	70,371,047 Common Shares were issuable upon the exercise of share purchase warrants;

c.	7,250,000 Common Shares were issuable upon the exercise of stock options;

d.	44,116,827 Common Shares were issuable upon the conversion of convertible securities; and

e.	25,785,869 Common Shares were issuable pursuant to contractual obligations to issue securities.

Additionally, based solely on the cover page of the Form 10-Q, the number of Common Shares outstanding as of January 18, 2022 was 646,053,821.

Pursuant to the First Notice of Extension and Variation, the Offeror waived certain breaches of the No Change in Capitalization Condition (as defined in the First Notice of Extension and Variation) by Petroteq, solely with respect to changes in the capitalization of Petroteq as were accurately and fully reflected in its 10-Q, provided that there are no further changes to its capitalization, including any determination by the Offeror, acting in its reasonable discretion, that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time exceeds 795,000,000.

On March 8, 2022, Petroteq filed a Form 8-K with the SEC (the “Form 8-K”) outlining offers and sales of unregistered securities from January 12, 2022 through February 1, 2022, on or prior to the First Notice of Variation and Extension. Based on the Form 8-K, an additional 60,432,665 Common Shares were issued during that timeframe.

Accordingly, regardless of Petroteq Board or TSX-V approval, assuming the exercise or conversion of all Convertible Securities (including, without limitation, any “out-of-the-money” Convertible Securities) and upon issuance of Common Shares issuable pursuant to contractual obligations, Petroteq has informed the Offeror that, as of April 8, 2022, there are approximately 788,715,251 Common Shares on a Fully-Diluted Basis, inclusive of the 60,432,665 Common Shares issued as disclosed in the Form 8-K. As indicated in the First Notice of Variation and Extension, it is a condition of the Offer that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time must not exceed 795,000,000 Common Shares.

7.	Amendments and Variation to Offer Documents

The Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Third Notice of Extension.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of this Third Notice of Extension have been approved, and the sending of this Third Notice of Extension to the Shareholders and holders of Convertible Securities have been authorized, by the sole director of the Offeror and the sole director of Viston.

10.	U.S. Exchange Act Requirements

Petroteq is subject to the information requirements of the U.S. Exchange Act applicable to “foreign private issuers” as defined in Rule 405 under the U.S. Securities Act, and Rule 3b-4 under the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC required to be filed by “foreign private issuers”. Petroteq’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material the Offeror and Petroteq file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Offeror and Petroteq file or furnish electronically.

CERTIFICATE OF 2869889 ONTARIO INC.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 14, 2022.

(signed) “Zbigniew Roch”		(signed) “Reinhard Paul”
Zbigniew Roch Chief Executive Officer		Reinhard Paul Chief Financial Officer

(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director

CERTIFICATE OF VISTON UNITED SWISS AG

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 14, 2022.

(signed) “Zbigniew Roch”	(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director	Zbigniew Roch President (Sole Officer)

The Depositary and Information Agent for the Offer is:

Kingsdale Advisors The Exchange Tower 130 King St W, Suite #2950 Toronto, ON M5X 1K6	North America Toll-Free: 1-866-581-1024 Outside North America: 1-416-867-2272 Email: contactus@kingsdaleadvisors.com

Questions and requests for assistance may be directed to the Depositary and Information Agent at the telephone numbers and location set out above. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.